Richard Kirk Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 203-925-3707 richard.kirk@prudential.com
July 31, 2020
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:    Pruco Life Flexible Premium Variable Annuity Account (Registrant)
Pruco Life Insurance Company (Depositor)
Post-Effective Amendment to Registration Statement on Form N-4
Rule 485(a) under Securities Act of 1933
Members of the Commission:
Enclosed for filing on behalf of the above-referenced Registrant and in accordance with Rule 485(a) under the Securities Act of 1933, we enclose a post-effective amendment to the Registration Statement shown below.

File No.	1940 Act No.
333-230983	811-07325

The purpose of this Post-Effective Amendment is to amend the current rate sheet supplement that is filed under Rule 497 of the Securities Act to specify rates that apply beginning on a specified date without specifying an end date.
If you have any questions, please call me at (203) 925-3707.
Very truly yours,

/s/ Richard Kirk
Richard Kirk
Vice President, Corporate Counsel